UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

OMB APPROVAL OMB Number: 3235-0101 Expires: August 31,2003 Estimated average burden hours per response. . . 2.0 SEC USE ONLY DOCUMENT SEQUENCE NO. CUSIP NUMBER WORK LOCATION

(1 (a) NAME OF ISSUER (Please type or print) Pubco Corporation						(b) IRS IDENT. NO. 53-0246410	(c) S.E.C. FILE NO. 0-1359
1(d)ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 3830 Kelley Avenue Cleveland, OH 44114						(e)TELEPHONE
						216	881-5300
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Robert H. Kanner			(b) IRS IDENT. NO. 297407181	(c)RELATIONSHIP TO ISSUER 10% Shareholder, Officer, Director	(d) ADDRESS STREET CITY STATE ZIP CODE 3830 Kelley Avenue Cleveland, OH 44114
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number.
3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through whom the Securities Are To Be Offered or Each Market Maker who Is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold See instr. 3(c))	(d) Agggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))

Common	Ramat Securities 23811 Chagrin Blvd. Beachwood, OH 44122						OTC
Common	Mutual Securities, Inc. P.O. Box 260208 Encino, CA 91426		Up to 29,000	Approximately $290,000	2,977,672	On or after April 29, 2002	OTC

INSTRUCTIONS:

1.	(a)	Name of issuer
	(b)	Issuer's I.R.S. Identification Number
	(c)	Issuer's S.E.C. file number, if any
	(d)	Issuer's address, including zip code
	(e)	Issuers's telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person's I.R.S. identification number, if such person is an entity
	(c)	Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person's address, including zip code

3.	(a)	Title of the class of securities to be sold
	(b)	Name and Address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
	(f)	Approximate date on which the securities are to be sold
(g)

Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Name of Person

From Whom

Acquired (if gift, Amount of

Title of the Date You Natuare of also give date Securities Date of Nature of

Class Acquired Acquisition donor acquired) Acquired Payment Payment

Common 02/02/88 Open Market Open Market 29,000 Between Cash

through Purchases Purchases 02/02/88

03/01/91 and

03/01/99

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Title of Securities Date of Amount of Securities Gross

Seller Sold Sale Sold Proceeds

None

REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice. ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

04/29/2002 /s/ Robert H. Kanner

------------------------------------------ -----------------------------------------

DATE OF NOTICE (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures

ATTENTION:
Intentional misstatements or omission of facts constitute
Federal Criminal Violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/144.htm
Last update: 009/01/2000